UNITED STATES OF AMERICA
                  BEFORE THE SECURITIES AND EXCHANGE COMMISSION

---------------------------------------------
                                             :
          In the Matter of                   :
                                             :
AMERICAN ELECTRIC POWER COMPANY, INC.        :     CERTIFICATE OF
          1 Riverside Plaza                  :      NOTIFICATION
        Columbus, Ohio 43215                 :            NO. 21
                                             :
             (70-8429)                       :
                                             :
(Public Utility Holding Company Act of 1935) :
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        THIS  IS  TO  CERTIFY  THAT  AMERICAN   ELECTRIC  POWER  COMPANY,   INC.
("American"), in accordance with the terms and conditions of, and for the purposes represented by, the Application-Declaration herein and the Order of the Securities and Exchange Commission with respect thereto, dated December 22, 1994, HCAR No. 35-26200 (the "Order"), has carried out the transactions set forth below:

        1. During the calendar quarter ended March 31, 2000, American guaranteed the bank loans to AEP Resources, Inc. ("Resources") listed on Exhibits A and B attached hereto.

        2. Resources made $1,213,089.45 in capital contributions to AEP Delaware Investment Company II (formerly, AEP Resources Delaware, Inc.) as follows:

     (i)       $  447,106.80 on February 21, 2000
    (ii)       $   30,612.30 on February 29, 2000
   (iii)       $      633.90 on March 24, 2000
    (iv)       $    1,266.75 on March 24, 2000
     (v)       $  621,529.95 on March 30, 2000
    (vi)       $  111,939.75 on March 31, 2000

AEP Delaware  Investment  Company II is a Project Parent for Energia Azteca VIII
S. de R.L. de C.V., a foreign utility company.

        3. Resources made $423,721.20 in capital contributions to AEP Resources International, Limited ("AEPRIL") as follows:

     (i)       $ 15,847.00 on January 14, 2000
    (ii)       $ 48,000.00 on January 18, 2000
   (iii)       $ 32,000.00 on January 31, 2000
    (iv)       $ 81,523.70 on February 17, 2000
     (v)       $ 15,000.00 on February 21, 2000
    (vi)       $199,350.50 on March 6, 2000
   (vii)       $ 32,000.00 on March 7, 2000

AEPRIL is a Project Parent for Nanyang General Light Electric Co. Ltd., a foreign utility company.

        4. Resources made $ 6,807,166.51 in capital contributions to AEP Holdings I CV as follows:

     (i)       $ 2,508,269.15 on February 21, 2000
    (ii)       $   173,469.70 on February 29, 2000
   (iii)       $     3,556.18 on March 24, 2000
    (iv)       $     7,106.47 on March 24, 2000
     (v)       $ 3,486,783.02 on March 30, 2000
    (vi)       $   627,981.99 on March 31, 2000

AEP Holdings I CV is a foreign utility company.

        5. American's total investments for the year-to-date is $32,766,000.00.

        This Certificate of Notification is filed pursuant to the Commission's Order in this proceeding.


                      AMERICAN ELECTRIC POWER COMPANY, INC.


                        By:  /s/ A. A. Pena
                                    Treasurer

July 11, 2000


                                                                      Exhibit A

                   AMERICAN ELECTRIC POWER SERVICE CORPORATION
                             CASH MANAGEMENT SYSTEM
                        QUARTERLY SHORT-TERM DEBT REPORT
                               AEP RESOURCES, INC.

Issue      Maturity        Interest          Principal
 Date        Date           Rate %           Borrowed
 ----        ----           ------           --------
02/14/00   02/24/00          6.62         $  3,100,000.00
01/31/00   02/01/00          6.63            5,500,000.00
02/02/00   02/15/00          6.66            3,100,000.00
02/01/00   02/16/00          6.63            7,100,000.00
02/29/00   03/14/00          6.62           11,100,000.00
02/24/00   02/29/00          6.56           11,000,000.00
03/01/00   03/21/00          6.62            3,400,000.00
02/16/00   02/24/00          6.59            7,200,000.00
03/31/00   04/19/00          6.92            9,000,000.00
02/15/00   02/24/00          6.36            3,500,000.00
02/11/00   02/24/00          6.38              200,000.00
03/14/00   03/21/00          6.34           11,650,000.00
02/29/00   03/14/00          6.48           14,600,000.00
03/21/00   03/24/00          6.73           14,000,000.00
02/01/00   02/04/00          6.48           22,000,000.00
02/04/00   02/09/00          6.48           22,000,000.00
03/15/00   03/31/00          6.26           13,400,000.00
03/24/00   03/31/00          6.73           15,100,000.00
01/18/00   01/21/00          6.41            3,500,000.00
03/14/00   03/21/00          6.54           14,000,000.00
02/16/00   02/24/00          6.48           22,400,000.00
03/31/00   04/19/00          6.73           28,500,000.00
01/31/00   02/01/00          6.48           22,000,000.00
02/24/00   03/15/00          6.48           13,100,000.00
02/09/00   02/16/00          6.48           22,300,000.00
02/24/00   02/29/00          6.48           14,000,000.00
03/31/00   04/19/00          6.49            5,500,000.00
03/21/00   03/24/00          6.34            5,400,000.00
03/24/00   03/31/00          6.59            5,400,000.00
01/21/00   01/25/00          5.83            2,250,000.00
01/24/00   01/25/00          6.02              100,000.00
01/06/00   01/12/00          5.99              350,000.00
01/14/00   01/18/00          6.35            4,850,000.00
03/30/00   04/13/00          6.79              100,000.00
01/07/00   01/12/00          6.03              450,000.00
03/07/00   03/21/00          6.44              500,000.00
03/28/00   04/13/00          6.74              400,000.00
03/29/00   04/13/00          6.76              300,000.00
01/03/00   01/04/00          6.4               100,000.00
01/05/00   01/07/00          6.0               200,000.00
01/04/00   01/07/00          6.05              250,000.00
                                        --------------------
                               TOTAL      $342,800,000.00
                                        ====================

Weighted Average Rate  6.45



                                                                      Exhibit B

                              QUARTERLY DEBT REPORT
                               AEP RESOURCES, INC.


     Issue         Maturity       Interest            Principal
     Date            Date          Rate %             Borrowed
     ----            ----          ------             --------
   01/31/00        03/31/00        6.1175          $330,000,000.00
   02/02/00        03/31/00        6.18            $200,000,000.00
   03/21/00        04/20/00        6.305           $ 55,000,000.00
   03/31/00        06/07/00        6.3675          $530,000,000.00